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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-53615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe 203-618-5870
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/13

AFFIRMATION

I, Alexander Ioffe affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Interactive Brokers Corp. (the "Company") for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/28/13 Date

Chief Financial Officer
Title

State of Connecticut

ss. Greenwich

County of Fairfield

On this the 28th day of February, 2013, before me, Nancy Ann Nelson, the undersigned officer, personally appeared Alexander Ioffe, known to me personally to be the person whose name is signed on this document and acknowledged to me that he signed it voluntarily for its stated purpose.

Signature of Notary Public

NANCY ANN NELSON
Notary Public, State of Connecticut
My Commission Expires August 31 2017

INTERACTIVE BROKERS CORP.
(SEC I.D. No.8-53615)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Interactive Brokers Corp.
Greenwich, CT

We have audited the accompanying statement of financial condition of Interactive Brokers Corp. (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Interactive Brokers Corp. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2013

INTERACTIVE BROKERS CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

Assets

Cash	$12,565,470
Cash - segregated for regulatory purposes	20,920
Receivables from affiliates	3,081,574
Property and equipment, net	1,233,760
Other assets	1,805,006
Total assets	$18,706,730

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable, accrued expenses and other liabilities	2,389,731
Other payables:	
Affiliates	4,686,956
	7,076,687
Stockholder's equity:	
Common stock, $0.01 par value per share	10
Additional paid-in capital	7,291,370
Retained earnings	4,338,663
Total stockholder's equity	11,630,043
Total liabilities and stockholder's equity	$18,706,730

See accompanying notes to the statement of financial condition

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers Corp. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the National Futures Association ("NFA").

Historically, the Company executed trades for customers and cleared these trades with a prime broker, on a fully disclosed basis. Accordingly, the company did not carry customer assets except for customer funds collected for the payment of expenses on behalf of customers as per subparagraph (k)(2)(i) of SEC Rule 15c3-3.

The Company is a member of the Chicago Board Options Exchange and executes options transactions for its affiliates, Interactive Brokers LLC ("IB LLC") and Timber Hill LLC ("TH LLC"), on an agency basis. The Company also executes bond transactions for TH LLC on an agency basis.

The Company's parent, IB LLC, is a broker-dealer registered under the Securities Exchange Act of 1934 with the SEC and is a member of the FINRA and various securities and commodities exchanges. IB LLC is also a member of the NFA and is a registered Futures Commission Merchant. IB LLC is 99.9% owned by IBG LLC ("IBG LLC" or "the Group"), a Connecticut limited liability company. The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc.").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared pursuant to accounting standards generally accepted in the United States of America ("U.S. GAAP") promulgated in the Financial Accounting Standards Board (" FASB") Accounting Standards Codification ("ASC" or the "Codification").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include estimated useful lives of property and equipment, and compensation accruals.

Fair Value

At December 31, 2012, other than property and equipment and deferred tax asset, substantially all of the Company's assets and liabilities were carried at amounts that approximate fair value.

Cash

The Company defines cash as demand deposits with bank and other financial institutions. At December 31, 2012, cash was held at one major financial institution. Cash on deposit exceeds federal insurance limits.

Cash— Segregated for Regulatory Purposes

Pursuant to the requirements of subparagraph (k)(2)(i) of SEC Rule 15c3-3, the Company has established a special cash account for the exclusive benefit of certain of its customers to fund and pay amounts collected for the payment of expenses on behalf of such customers. The total funds available to pay expenses for these customers were included as Cash— Segregated for Regulatory Purposes in the accompanying statement of financial condition. Although the company stopped its execution services for its clients in 2009, it is still required to segregate funds for remaining balances payable on behalf of its clients until these amounts are exhausted in the regular course of remitting allowed expenses on behalf of customer or are transferred to other broker-dealers with similar programs. At December 31, 2012, $20,920 was segregated, which was $16,341 in excess of the requirement.

Property and Equipment

Property and equipment consist of primarily computer equipment, leasehold improvements, and office furniture and equipment. Property and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years, office furniture and equipment are depreciated over five to seven years, and software is depreciated over one year.

Stock-Based Compensation

The Company follows ASC 718, *Compensation—Stock Compensation*, to account for its stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. As a result, the Company expenses the fair value of stock granted to employees, generally 50% in the year of grant in recognition of plan forfeiture provisions (described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC 718-10. In the case of "retirement eligible" employees (those employees older than 59), 100% of share awards are expensed when granted.

Shares granted under the stock-based compensation plans are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the

plans' post-employment provisions will forfeit 50% of unvested previously granted shares unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions and valuation allowances for deferred tax assets reported in financial statements, prescribing a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

Recently Issued Accounting Pronouncements

Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASUs") as the means to add to or delete from, or to amend the ASC. In 2012 and 2013, prior to the issuance of the Company's statement of financial condition, ASUs 2012-01 through 2013-03 have been issued. Following is a summary of recently issued ASUs that may affect the Company's statement of financial condition:

	Affects	Status
ASU 2011-03	*Transfers and Servicing (Topic 860)*: Reconsideration of Effective Control for Repurchase Agreements	Fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early application is not permitted.
ASU 2011-04	*Fair Value Measurement (Topic 820)*: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS	To be applied prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted for public entities.
ASU 2011-11	*Balance Sheet (Topic 210)*: Disclosures about Offsetting Assets and Liabilities	Effective for fiscal periods beginning on or after January 1, 2013. Retrospective disclosures for comparative periods presented will be required.
ASU 2012-03	*Technical Amendments and Corrections to SEC Sections* - Amendments to SEC section of ASC pursuant to SEC Staff Bulletin 114, Technical Amendments Pursuant to SEC Release No. 33-9520 and Corrections Relating to Accounting Standards Update 2010-22.	Effective upon issuance in August 2012, adopted for the quarter ended September 30, 2012.

		Affects	Status
ASU 2012-04	*Technical Corrections and Improvements* · Amendments to the ASC correcting for differences between source literature and the ASC, guidance clarification and reference corrections and relocation of guidance to more appropriate locations within the ASC, and Conforming Amendments Related to Fair Value (Topic 820).		Effective upon issuance in October 2012 or, in the case of amendments subject to transitional guidance, for fiscal years beginning after December 15, 2012.
ASU 2013-01	*Balance Sheet (Topic 210)*: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities		Effective for fiscal periods beginning on or after January 1, 2013 (the same as the effective date of ASU 2011-11).

Adoption of those ASUs that became effective during 2012 and 2013, prior to the issuance of the Company's statement of financial condition, did not have a material effect on that statement of financial condition. Management is assessing the potential impact on the Company's statement of financial condition of adopting ASUs that will become effective in the future.

3. BROKERAGE ACTIVITIES AND RELATED RISKS

Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures adopted by the Company. Management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;
- Defined risk management policies and procedures supported by a rigorous analytic framework; and
- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Credit Risk

The Company is exposed to risk of loss if a counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counterparty, with which it conducts business. For the year ended December 31, 2012, two of the Company's affiliates represented approximately 84% of the Company's revenues.

4. NET CAPITAL REQUIREMENTS

As a broker-dealer registered with the SEC and NFA, the Company is subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodities Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined in the rule, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $5,488,747, which was $5,010,884 in excess of required net capital of $477,863, and a ratio of aggregate indebtedness to net capital of 1.31 to 1.

5. RELATED PARTY TRANSACTIONS

IBG LLC, IB LLC and the Company share administrative, financial and technological resources and the Company engages in security transactions such as trade execution in the ordinary course of business with IB LLC and TH LLC.

Affiliate brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances between operating companies are netted by affiliated company.

Included in the statement of financial condition were the following amounts with related parties at December 31, 2012:

Receivables from affiliates:	
Administrative fees	$ 2,059,404
Brokerage fees	1,022,170
Payables to affiliates:	
Employee incentive plans payable	$ 2,676,257
Rent Payable	8,787
Advances payable	1,933,020
Administrative fee payable	68,892

6. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

2007 ROI Unit Stock Plan

Certain employees of the Company held ROI Dollar Units that entitle each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. Subsequent to the IBG, Inc. IPO (the "IPO") in May 2007, no additional ROI Dollar Units have been or will be granted. In connection with the IPO, ROI Dollar Units were, at the employee's election, redeemable for cash, as provided for under the ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as at December 31, 2006 may have been elected to be invested in shares of IBG, Inc. Class A common stock ("Common Stock") pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). Shares of restricted Common Stock to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO; and
- An additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 20.0 million shares of Common Stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards under the Stock Incentive Plan in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year to specific employees as part of an overall plan of equity compensation. Shares of Common Stock granted are distributable to employees in accordance with the following schedule:

- 10% on the first vesting date, which approximates the anniversary of the IPO; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with IBG Inc. and compliance with non-competition and other applicable covenants.

For the year ended December 31, 2012, Company employees were granted awards of 89,763 shares of Common Stock, with a fair value at the date of grant of $1,290,300.

The following is a summary of Stock Plan share activity for the year ended December 31, 2012:

	2007 Stock Incentive Plan Shares	**2007 ROI Unit Stock Incentive Plan Shares**
Balance, December 31, 2011	179,059	2,748
Transferred in	-	8,571
Granted	89,763	-
Forfeited by employees	(451)	-
Distributed to employees	(32,064)	(5,659)
Balance, December 31, 2012	236,307	5,660

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year under the ASC 718 "Graded Vesting" method.

Awards granted under the ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted. Distributions of remaining awards to former employees will occur on or about the calendar quarter end next following the anniversary of the discontinuation of employment over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. Distributions of remaining awards granted on or after January 1, 2010 to former employees will occur over the remaining vesting schedule applicable to each grant. As of December 31, 2012, 3,200 awards have been distributed under these post-employment provisions. These distributions are included in the Stock Plans activity tables above.

7. PROPERTY AND EQUIPMENT

Property and equipment are comprised of leasehold improvements, computer equipment, computer software, and office furniture and equipment. At December 31, 2012 property and equipment consisted of:

Computer equipment	$ 3,457,456
Office furniture and equipment	39,015
Computer Software	2,115
	3,498,586
Less - accumulated depreciation and amortization	(2,264,826)
Property and equipment, net	$ 1,233,760

8. INCOME TAXES

The statutory U.S. Federal income tax rate is 35%. The Company's effective tax rate is 37%, which differs from the U.S. federal statutory rate due to state and local taxes.

Company's deferred tax assets of $849,025, which are reported in other assets in the statement of financial condition as of December 31, 2012 are related to deferred compensation.

As of and for the year ended December 31, 2012, the Company had no unrecognized tax liabilities as defined under ASC 740, *Income Taxes* and no valuation allowances on deferred tax assets were required.

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2012, the Company's tax years for 2009 through 2011 are subject to examination by the respective tax authorities. As of December 31, 2012, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2009.

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Leases

Directly and through affiliates, the Company has non-cancelable operating leases covering office space with terms through January 2018. Office leases are subject to escalation clauses based on specified costs incurred by the landlord and contain a renewal election.

The Company's proportionate share of minimum future rental payment commitments, inclusive of amounts allocated by affiliates, is as follows:

YEAR	
2013	288,455
2014	271,157
2015	279,573
2016	297,821
Thereafter	573,916
Total	$ 1,710,922

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition. No recordable or disclosable events occurred through the date this statement of financial condition was issued.

* * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2013

Interactive Brokers Corp.
2 Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Interactive Brokers Corp. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.6(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., CFTC, Chicago Board Options Exchange, National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Interactive Brokers Corp.
Greenwich, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Interactive Brokers Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Interactive Brokers Corp.'s compliance with the applicable instructions of the Form SIPC-7. Interactive Brokers Corp.'s management is responsible for the Interactive Brokers, Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2013

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IBC IBLLC IBGLLC IBUK THA THC
THE THHK THLLC THSHK THUK IBCorp

MG 20130128 IB CORP

** DUE TO A/P PROCEDURES, PLEASE ALLOW APPROX. 10 DAYS FROM THE PROCESSING DATE TO BE COMPLETED. REFER TO THE WEEKLY PROCESSING SCHEDULE BELOW.

DATE: ____________

INVOICE / REFERENCE #	ACCTG USE ONLY G/L CODE	CURR	AMOUNT
2012 SIPC-7	54110	USD	40,024.00
Inv# 20120128			
		TOTAL: USD	40,024.00

PLEASE PREPARE A [ ] ACH PAYMENT, [ ] 3RD PARTY CHECK, [X] ISSUANCE, [ ] WIRE TRANSFER

PAYABLE TO: SIPC

PAYMENT FOR: 2012 FORM SIPC-7

INSTRUCTIONS (Check ALL that apply):

[X] MAIL (Please include address): SIPC
805 15TH STREET, N.W., SUITE 800
WASHINGTON, DC 20005-2215
Attn: Linda Siemers

[ ] RETURN TO: ____________

[X] SEND ATTACHED FORM SIPC-7

Prepared by: Alex Itskovich

Check No. ____________

Approved by: Alex Ioffe, see attached SIPC -7

Date Approved: 1/25/2013

WEEKLY PROCESSING SCHEDULE	
* Payments are processed weekly according to this schedule below:	
Australia / HK	Monday
Europe	Tuesday, Thursday
UK	Wednesday
Canada	Thursday
All Domestic	Monday, Thursday

PAID
CK# 1212 PA# ____
ACH# ____ SWIFT# ____
JAN 31 2013
AMT. 40,024.00
A/P DEPT.

Date A/P Received Request: 20130128 Mark

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053815 FINRA DEC
INTERACTIVE BROKERS CORP 11*11
ATTN PAUL BRODY
8 GREENWICH OFFICE PARK
GREENWICH CT 06831-5149

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alex Itskovich 203-618-5973

2. A. General Assessment (item 2e from page 2) $ 80,881

B. Less payment made with SIPC-6 filed (exclude interest) (40,857)

7/24/12
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 40,024

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 40,024

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 40,024

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Interactive Brokers Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of January, 20 13

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 41,770,042
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. Ref to 2B2	9,417,838
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ____	
Enter the greater of line (i) or (ii)	
Total deductions	9,417,838
2d. SIPC Net Operating Revenues	$ 32,352,204
2e. General Assessment @ .0025	$ 80,881
	(to page 1, line 2.A.)